Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Company is pleased to announce the audited consolidated annual results of the Company for the year ended December 31, 2023, together with the comparative figures for the corresponding period in 2022. These annual results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

In 2023, global markets experienced significant turbulence across various key asset classes amidst tight credit conditions and ongoing geopolitical instability. China’s economic recovery post-pandemic proved slower than anticipated due to a sluggish real estate market and defaults on associated private credit products issued by certain wealth management and trust companies, dragging domestic equity capital markets downward. Internationally, central banks grappled with inflation driven by supply chain disruptions as the U.S. Federal Reserve’s “higher for longer” interest rates intensified pressure on risk assets. Accordingly, exits and institutional fundraising activities in the primary market witnessed a slowdown. Nevertheless, advancements in artificial intelligence and other technological breakthroughs signal potential to drive wealth creation in the forthcoming Kondratieff Wave.

In such challenging environment, sharp divergences in economic conditions and interest rate landscapes emerged between onshore and offshore markets, posing considerable challenges for Chinese HNW individuals, who have adopted a more cautious approach as compared to last year in their asset allocation strategies. Rather than solely focusing on specific products and returns as they have historically done, our HNW clients are increasingly prioritizing asset liquidity and security, as well as global diversification both in terms of their wealth portfolio and business operations. From the product supply perspective, with institutional fundraising experiencing a slowdown, global fund managers are turning their attention towards underserved private wealth channels to fuel primary market fundraising. As a leading private wealth manager recognized for its expertise in alternative investments and its extensive network of Chinese professional investors, this trend presents enormous opportunities for Noah and our clients to engage and invest in high- quality global alternative assets.

Our proactive decisions to preemptively exit the domestic residential and commercial real estate in 2016 and non-standardized single-counterparty private credit products in 2019 have already earned us significant trust from both existing and prospective clients by 2023. Such trust has only grown over time, especially as other firms grapple with the aftermath of the real estate crisis and defaults on non-standardized single counterparty private credit, while we continue to demonstrate our strategic foresight and adaptability to a further extend. We have achieved this by transitioning successfully from a product-focused model to a solution-driven approach which has resonated with clients during the recent market volatility. Such strategic shift has enabled us to assist clients in building portfolios that exhibit resilience in the face of challenging market cycles. Our semi-annual Chief Investment Officer (“CIO”) office report and CCI1 model, which reflect our latest asset allocation advice, combined with our full suite of wealth management products and services, have further bolstered our clients’ confidence in our capability to safeguard their wealth.

Throughout 2023, we continuously tailored our offerings to directly address the evolving needs of our Mandarin-speaking clients in this challenging environment. Introducing a number of new services and investment solutions, our focus remained steadfast on fortifying our overseas offerings and enhancing the resilience of client portfolios. We integrated certain offerings into a comprehensive CATS solution2 to enable clients to leverage the prevailing high-interest rate environment. In addition, our international expansion continued to accelerate in response to the increasing demand from our clients for global asset allocation. Our global presence continued to strengthen with the inauguration of our Los Angeles office and the finalization of new services launched in Dubai. By the end of 2023, we had successfully onboarded 89 overseas relationship managers, with an additional 12 in the process, aiming at expanding our global influence as we were actively exploring high-potential markets globally, including Japan, Southeast Asia, Europe, Australia, and Canada. Moreover, we enhanced our capability in offering alternative investments and value-add services. Notably, general partners of leading funds increasingly recognized Noah as a preferred partner, acknowledging our expertise in alternative asset investment and our strong presence in the Asian private wealth market. Furthermore, we implemented upgrades across our technology stack to improve the global client experience and optimize internal efficiency.

In respect with the corporate governance, by the end of 2023, we implemented changes to our leadership structure of our Company by separation of the CEO and chairperson roles, with Mr. Zhe Yin being appointed as the CEO to succeed Ms. Jingbo Wang, while Ms. Jingbo Wang remained as the chairwoman of the Board. This decision showcased our commitment to adhering to the best practices of global corporate governance and ensuring the management and operation of the Group align with the best interests of our Shareholders. Such strategic decision aims to optimize our corporate governance structure, improve organizational capability, foster collaborative decision- making, and create more development opportunities for the management talent within Noah as we advance into the next phase of our journey.

[1]	CCI stands for our Chief Investment Officer (CIO) office, Client Strategy Office (CSO), and Investment & Product Solutions (IPS) office.

[2]	“CATS solution” stands for Cash and liquidity management, Alternative global secondary market products, Trans-cycle global private market products, and Security and Succession-planning focused wealth preservation solutions.

Our efforts to improve our offerings have been widely recognized by the industry. In 2023, Noah was honored as the “Best Wealth Manager for HNWIs1” and “Best Wealth Manager for Overseas Asset Management” by Asiamoney. Noah was also bestowed with the esteemed title of “Best Independent Wealth Manager – China” at Asian Private Banker 13th Awards for Distinction. In addition, Noah was also selected as the “Best Wealth Management Platform – Investments and Digital Innovation” at iFAST Wealth Advisers Awards (IWAA) in 2023.

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance remained stable as we continued to adjust our business strategy. Our net revenue for the year ended December 31, 2023 reached RMB3,294.7 million, representing a 6.3% increase compared to 2022, mainly attributable to a 59.8% increase in one-time commissions contributed by the expansion of our distribution of insurance products. Our net income attributable to the Shareholders increased by 3.4% from RMB976.6 million for confirmed the year ended December 31, 2022 to RMB1,009.5 million for the year ended December 31, 2023. Our Non-GAAP net income attributable to the Shareholders slightly increased by 1.0% from RMB1,008.6 million during 2022 to RMB1,018.8 million for the Reporting Period.

Our transaction value of mutual fund products distributed increased by 11.1% from RMB43.1 billion for the year ended December 31, 2022 to RMB47.9 billion for the year ended December 31, 2023, and our transaction value of private secondary products distributed increased by 40.5% from RMB13.1 billion for the year ended December 31, 2022 to RMB18.4 billion for the year ended December 31, 2023. Such growth was primarily attributable to our global expansion strategy and diversified product selection that meets our client’s investment needs.

Non-GAAP Financial Measures

	For the Year Ended December 31,
	2022	2023	Change

	(RMB in thousands)		(%)
Total revenues	3,128,877	3,317,821	6.0%
Net revenues	3,100,372	3,294,696	6.3%
Income from operations	1,088,449	1,097,915	0.9%
Income before taxes and income from equity in affiliates	1,149,549	1,209,247	5.2%
Net income	971,589	1,001,015	3.0%
Net income attributable to the Shareholders	976,571	1,009,494	3.4%
Non-GAAP Financial Measures:
Net income attributable to the Shareholders	976,571	1,009,494	3.4%
Add: share-based compensation	42,300	11,530	(72.7)%
Less: Tax effect of adjustments	10,279	2,220	(78.4)%
Adjusted net income attributable to the Shareholders (non-GAAP)	1,008,592	1,018,804	1.0%

1            “HNWIs” stands for high net worth individuals.

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share- based compensation and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share- based compensation (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

As a leading HNW wealth management service provider with global asset management capabilities, we aim to deliver exceptional asset allocation and comprehensive services to Mandarin-speaking HNW individuals and institutions by connecting leading asset managers around the world. At the core of our business are a deep understanding of our clients’ needs, a commitment to the “client-centricity” principle, and a prudent approach towards investments and product selections. We firmly believe that returns on wealth management and investment reflect perceptions of the future and our ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our critical decision-making abilities.

During the Reporting Period, our HNW clients leaned towards a more cautious approach, prioritizing asset liquidity, security, and global diversification. Strategically, we evolved from product-based to solution-based offerings while simultaneously investing in overseas products and services to align with client demand. Such the transition enabled us to assist clients in building resilient portfolios by offering asset security and diversification, insurance products, defensive-driven strategies, and multi-regional wealth management services, while we also carefully selected products that provided cross-cycle growth opportunities. This strategic approach resonated with clients during recent market volatility, strengthening their confidence in our ability to safeguard their wealth and underscoring our leadership in global wealth management. Our semi-annual CIO office report and CCI1 model reflected such latest asset allocation advice, the effectiveness of which was evidenced by our financial results for the year.

We recorded net revenue of RMB3,294.7 million in 2023, representing a 6.3% increase from the net revenue in 2022, primarily driven by a significant increase in one-time commissions contributed by the expansion of our distribution of insurance products corresponding to our aforesaid strategic transition. Our non-GAAP net income attributable to our Shareholders has also reached RMB1,018.8 million for 2023, demonstrating a slight increase from 2022, which reflected our ability to constantly adapt to a changing market environment while maintaining solid profitability. We continued to upgrade across our technology stack aiming to improve the global client experience and optimize internal efficiency. As demand for global asset allocation grew, our global footprint expanded in parallel. By December 31, 2023, our overseas AUM increased by 7.6% to US$5.1 billion, with overseas net revenue experiencing a notable 73.0% rise. Additionally, our overseas registered clients and active clients increased by 14.2% and 38.0%, respectively, throughout 2023. As demonstrated by the robust and clean balance sheet, we have generated sufficient capital to fuel Noah’s overseas expansion and increased return for our Shareholders.

Wealth Management Business

During the Reporting Period, we generated revenue of RMB2,500.6 million from our wealth management business, representing a 13.1% increase from RMB2,210.4 million in 2022, mainly due to a 72.0% increase in revenue generated from one-time commissions from the distribution of insurance products to RMB1,086.6 million from RMB631.6 million in 2022. The wealth management business generated income from operations of RMB809.9 million for 2023, representing an increase of 9.2% compared to 2022. Driven by an increase in compensation and benefits for relationship managers due to higher revenue generated from one-time commission, our operating profit margin for wealth management business slightly decreased from 33.7% in 2022 to 32.5% in 2023. In 2023, we achieved an aggregate transaction value of RMB74.1 billion for different types of investment products that we distributed, representing an increase of 5.4% compared to 2022, mainly due to an increase of the transaction value in private secondary and other products.

[1]	CCI stands for our Chief Investment Officer (CIO) office, Client Strategy Office (CSO), and Investment & Product Solutions (IPS) office.

Asset Management Business

During the Reporting Period, we generated revenue of RMB768.5 million from our asset management business, representing a decrease of 8.4% from 2022, mainly due to a decrease of 52.1% in revenue from performance-based income, primarily attributable to the weak performance of the capital market. However, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Gopher Capital GP Ltd., a wholly-owned subsidiary of the Company, our AUM remained largely stable at RMB154.6 billion as of December 31, 2023 with a slight decrease of 1.6% compared to December 31, 2022, among which our overseas AUM reached US$5.1 billion, representing an increase of 7.6% compared with 20221, primarily attributable to the introduction of U.S. dollar discretionary investment and cash management products, as well as our enlarged coverage universe of global top-tier general partners and hedge fund managers, partially offsetting exits in domestic AUM.

As of December 31, 2023, we maintained a sound capital structure with total assets of over RMB12 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to complying with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance, and the Trustee Ordinance, among others.

Business Outlook

Looking ahead to 2024, the market holds varied perspectives on the trajectory of interest rate movements, potentially fueling volatility in trading. In addition, with the risk-free rate2 on a downward trend, equities are anticipated to gain increasing appeal throughout the year. However, geopolitical uncertainties still persist, particularly with key economies facing elections in 2024 and ongoing international conflicts. As a result, we anticipate a sustained strong demand among clients for asset security and diversification, along with the continuing increasing demand for insurance products, defensive strategies, and multi-regional wealth management services.

We believe that, under the current backdrop, there will be more opportunities presented for us to expand the range of offerings available to investors, including USD cash management, private credit, private infrastructure, hedge fund solutions, and structured product offerings through our CATS solution. These endeavors aim to enable our clients to leverage the current high interest rate environment effectively. Additionally, we intend to seize opportunities in private markets by capitalizing on depressed valuations, paving the way for the introduction of new buyout, private equity secondary, and early-stage venture capital funds. Furthermore, recognizing the heightened concerns on geopolitical tensions among Mandarin-speaking investors, we will continue to build our global insurance product network and trust services for succession planning and asset segregation.

[1]	After foreign exchange adjustments.

[2]	Risk-free rate is the theoretical rate of return received on zero-risk assets, which signifies the minimal return an investor anticipates from any investment.

In response to increasing client demand, we will continue to drive the expansion of our international private banking presence in 2024. By the end of 2023, we successfully onboarded 89 overseas relationship managers, with an additional 12 in the process. We are committed to further expanding our international team, with a target headcount of 200 by 2024 and a medium- to long-term goal surpassing 300. Such highly skilled professional team will not only cater to the needs of our existing clients with overseas assets but also deepen our share of their USD wallets. This strategic move has significantly elevated our profile and competitiveness among local Mandarin-speaking HNW individuals and has enabled us to attract new clients across global markets. Our aim is to expand assets under advisory for USD products from the current $8 billion to $20 billion, which would entail the addition of between 1,000 and 1,500 black card clients1 internationally. To support the rapid growth of our overseas business, we will enhance our recruitment efforts by actively seeking out competent professionals from top-tier private banks in our target markets, recruiting talented students from prestigious universities worldwide, and providing overseas relocation opportunities to high-performing employees with international backgrounds, through which we are confident that we will be able to ensure a consistent influx of highly qualified candidates. In our endeavors, we maintain a delicate balance between integrating new perspectives and insights from fresh hires and leveraging the seasoned expertise of our veteran team members, while also nurturing and preserving our company culture. Our commitment extends to staying attuned to the evolving preferences of our HNW clients globally as their demands for global asset allocation continue to evolve, ensuring a consistent provision of professional asset allocation advice to meet their needs.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Year Ended December 31,
	2022	2023	Change

	(RMB in thousands)		(%)
Revenues
Wealth management business:
One-time commissions	631,589	1,086,570	72.0%
Recurring service fees	1,232,294	1,105,806	(10.3)%
Performance-based income	202,455	86,321	(57.4)%
Other service fees	144,101	221,917	54.0%
Total revenue for wealth management business	2,210,439	2,500,614	13.1%
Asset management business:
One-time commissions	49,856	2,633	(94.7)%
Recurring service fees	682,121	714,624	4.8%
Performance-based income	107,121	51,288	(52.1)%
Total revenue for asset management business	839,098	768,545	(8.4)%
Other businesses:
Other service fees	79,340	48,662	(38.7)%
Total revenue for other businesses	79,340	48,662	(38.7)%
Total revenues	3,128,877	3,317,821	6.0%

1            Black card clients refer to clients with an AUA of over RMB50 million.

Our total revenue increased by 6.0% from RMB3,128.9 million for the year ended December 31, 2022 to RMB3,317.8 million for the year ended December 31, 2023. The increase in total revenues was primarily due to an increase in one-time commissions from distribution of insurance products in our wealth management business, partially offset by a decrease in revenue from performance- based income in both our wealth management business and asset management business.

Wealth Management Business

For the wealth management business, our total revenue increased by 13.1% from RMB2,210.4 million in 2022 to RMB2,500.6 million in 2023. Our transaction value increased by 5.4% from RMB70.3 billion in 2022 to RMB74.1 billion in 2023, primarily due to increase of RMB5.3 billion in private secondary products:

•	Total revenue from one-time commissions increased by 72.0% from RMB631.6 million in 2022 to RMB1,086.6 million in 2023, primarily due to increases in distribution of insurance products.

•	Total revenue from recurring service fees decreased by 10.3% from RMB1,232.3 million in 2022 to RMB1,105.8 million in 2023, primarily due to less service fees charged from fund managers or funds under our advisory.

•	Total revenue from performance-based income decreased by 57.4% from RMB202.5 million in 2022 to RMB86.3 million in 2023, primarily due to less performance-based income generated from private secondary products.

•	Total revenue from other service fees increased by 54.0% from RMB144.1 million in 2022 to RMB221.9 million in 2023, primarily due to more value-added service we provided to our clients.

Asset Management Business

For the asset management business, our total revenue decreased by 8.4% from RMB839.1 million in 2022 to RMB768.5 million in 2023. Gopher’s AUM remained largely stable at RMB154.6 billion as of December 31, 2023 with a slight decrease of 1.6% compared to RMB157.1 billion as of December 31, 2022:

•	Total revenue from one-time commissions decreased by 94.7% from RMB49.9 million in 2022 to RMB2.6 million in 2023, mainly due to a decrease of 69.8% in distribution of private equity products.

•	Total revenue from recurring service fees increased by 4.8% from RMB682.1 million in 2022 to RMB714.6 million in 2023, which was due to an accumulated effect of private equity products previously distributed.

•	Total revenue from performance-based income decreased by 52.1% from RMB107.1 million in 2022 to RMB51.3 million in 2023, primarily due to decreases generated from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB48.7 million in 2023, representing a 38.7% decrease from RMB79.3 million in 2022, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance- based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

	For the Year Ended December 31,
	2022	2023	Change

	(RMB in thousands)		(%)
Wealth management	1,458,517	1,681,350	15.3%
Asset management	386,631	379,511	(1.8)%
Other businesses	166,775	135,920	(18.5)%
Total operating costs and expenses	2,011,923	2,196,781	9.2%

Our operating costs and expenses increased by 9.2% from RMB2,011.9 million in 2022 to RMB2,196.8 million in 2023. The increase in operating costs and expenses was primarily driven by growing number of client events hosted and traveling expenses incurred in 2023 accompanied with our global expansion strategy, while our total operating costs and expenses remained at low base due to various pandemic control measures implemented in 2022.

Wealth Management Business

For the wealth management business, our operating costs and expenses increased by 15.3% from RMB1,458.5 million in 2022 to RMB1,681.4 million in 2023, primarily due to growing number of client events hosted and traveling expenses incurred in 2023.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 1.8% from RMB386.6 million in 2022 to RMB379.5 million in 2023, primarily resulted from a decrease in performance-based compensation aligning with a decrease in performance-based income.

Other Businesses

For other businesses, our operating costs and expenses in 2023 were RMB135.9 million, representing a 18.5% decrease from RMB166.8 million in 2022, primarily due to our continuous winding-down of our lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

For the wealth management business, our compensation and benefits increased by 8.9% from RMB1,079.6 million in 2022 to RMB1,175.9 million in 2023. In 2023, our relationship manager compensation increased by 37.1% from 2022, aligning with the increases in one-time commissions. Our other compensation decreased by 12.0% from 2022, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 22.8% from RMB322.0 million in 2022 to RMB248.7 million in 2023, primarily due to our cost control strategy over employee headcounts.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses increased by 23.7% from RMB299.8 million in 2022 to RMB370.9 million in 2023, primarily due to growing number of client events hosted.

For the asset management business, our selling expenses increased by 112.1% from RMB41.9 million in 2022 to RMB88.8 million in 2023, primarily due to higher traveling expenses, particularly those related to global business travel.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses increased by 25.8% from RMB153.6 million in 2022 to RMB193.2 million in 2023, primarily due to increasing traveling expenses and one-off disposal loss on leasehold improvements for our previous headquarter that we ceased to lease in May 2023.

For the asset management business, our general and administrative expenses increased by 6.3% from RMB55.9 million in 2022 to RMB59.4 million in 2023, primarily due to the low base in 2022 resulted from various pandemic control measures implemented throughout the year.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our provision for credit losses in 2023 was RMB0.9 million, while reversal of credit losses was RMB0.7 million in 2022, primarily due to accrual of allowance for accounts receivable relating to certain funds.

For the asset management business, our provision for credit losses in 2023 was RMB0.9 million, while reversal of credit losses was RMB0.4 million in 2022. The majority of such provision in 2023 were accrued for receivables accounts related to several private equity products.

For other business, our reversal of credit losses in 2023 was RMB8.9 million, while provision for credit losses was RMB0.7 million in 2022. The reversal of credit losses in 2023 were related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses increased by 185.8% from RMB15.4 million in 2022 to RMB44.0 million in 2023, primarily due to low base resulted from our one-off reversal of processing expenses relating to our mutual fund business in 2022.

For the asset management business, our other operating expenses decreased by 47.4% from RMB6.4 million in 2022 to RMB3.3 million in 2023, primarily due to a decrease in the consulting service fee paid to external fund managers.

For other business, our other operating expenses decreased by 30.6% from RMB93.9 million in 2022 to RMB65.1 million in 2023, primarily due to our continuous winding-down of our lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies increased by 16.1% from RMB89.2 million in 2022 to RMB103.6 million in 2023, primarily due to an increase in government subsidies received from local governments in 2023.

For the asset management business, our government subsidies decreased by 44.7% from RMB39.1 million in 2022 to RMB21.6 million in 2023, primarily due to a reduction in government subsidies received from local governments in 2023.

Income From Operations

As a result of the foregoing, our income from operation increased by 0.9% from RMB1,088.4 million for 2022 to RMB1,097.9 million for 2023.

Other Income

Our total other income increased by 82.2% from RMB61.1 million in 2022 to RMB111.3 million in 2023. The increase in other income was primarily attributable to increases in interest income.

Income from Equity in Affiliates

Our income from equity in affiliates decreased by 39.3% from RMB89.1 million in 2022 to RMB54.1 million in 2023. The decrease was primarily due to a high base in 2022 as the gains we recorded from net book value in certain offshore private equity funds managed by Gopher increased during such year.

Net Income

As a result of the foregoing, our net income increased by 3.0% from RMB971.6 million for the year ended December 31, 2022 to RMB1,001.0 million for the year ended December 31, 2023.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2023 was for operating, investing and financing activities. As of December 31, 2023, we had RMB5,192.1 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2023, our cash and cash equivalents of RMB9.7 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2023.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of December 31, 2023, we did not pledge any assets (as of December 31, 2022: Nil).

Future Plans for Material Investments or Capital Asset

As of December 31, 2023, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2023, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 17.8% (as of December 31, 2022: 19.5%).

Accounts Receivables

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2023, 93.8% of the balance of our accounts receivable was within one year (as of December 31, 2022: 93.8%).

Accounts Payable

As of December 31, 2023, the Group had no trade payables (as of December 31, 2022: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of December 31, 2023, we had contingent liabilities of RMB482.8 million in relation to the unsettled Camsing Incident (as defined hereinafter) (as of December 31, 2022: RMB568.0 million).

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB157.9 million in 2023 (2022: RMB62.7 million). Such an increase was primarily due to renovation and upgrade of our new headquarter in Shanghai. As of December 31, 2023, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2022: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of December 31, 2023 (as of December 31, 2022: nil).

Employees and Remuneration

As of December 31, 2023, the Company had a total of 2,583 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2023:

Business Segments	Number of Employees	% of Total
Wealth management	350	13.6
Relationship managers	1,252	48.5
Asset management	123	4.8
Overseas and other businesses	199	7.7
Research and development	317	12.3
Risk management and compliance	65	2.5
Administrative support	277	10.7
Total	2,583	100.0

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code save for the following.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviated from this provision until December 29, 2023, when Mr. Zhe Yin (“Mr. Yin”) was appointed as the CEO to succeed Ms. Jingbo Wang (“Ms. Wang”), who had performed both the roles of the chairwoman of the Board and the chief executive officer of the Company. Ms. Wang is our founder and has extensive experience in our business operations and management. The deviation was because our Board believed that vesting the roles of both chairwoman and chief executive officer to Ms. Wang had the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning and such structure would enable our Company to make and implement decisions promptly and effectively.

For the purpose of achieving better corporate governance of the Company, the Board approved a separation of the CEO and chairperson roles, with Mr. Yin being appointed as the CEO to succeed Ms. Wang, with effect from December 29, 2023, while Ms. Wang still remained as the chairwoman of the Board. Upon such change of appointment, the Company has complied with all the code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the “Code”), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code during the Reporting Period.

Scope of Work of Deloitte Touche Tohmatsu

The figures in respect of the Group’s consolidated balance sheets, consolidated statements of operations and other comprehensive income and the related notes thereto for the year ended December 31, 2023 as set out in this announcement have been agreed by the Group’s auditor, Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Deloitte Touche Tohmatsu on this announcement.

Review of the Annual Results

The Audit Committee comprises Dr. Zhiwu Chen, Ms. May Yihong Wu and Ms. Cynthia Jinhong Meng, each being our independent Director with appropriate professional qualifications, with Dr. Zhiwu Chen as the chairman of the Audit Committee.

The Audit Committee has reviewed the annual results of the Group for the year ended December 31, 2023 and has recommended for the Board’s approval thereof. The Audit Committee has reviewed together with the management the Group’s accounting principles and policies and the Group’s consolidated financial statements for the year ended December 31, 2023. The Audit Committee considered that the annual results are in compliance with the applicable accounting standards, laws and regulations, and the Company has made appropriate disclosures thereof.

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of December 31, 2023, the Group had utilized the net proceeds as set out in the table below:

			Utilized
			amount	Utilized	Unutilized	Expected
			for the	amount	amount	time
	% of		year ended	as of	as of	frame for
	use of	Net	December 31,	December 31,	December 31,	unutilized
Purpose	proceeds	proceeds	2023	2023	2023	amount
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Fund the further development of our wealth management business	35%	110.5	40.9	40.9	69.6	by the end of 2024
Fund the further development our asset management business	15%	47.3	47.3	47.3	–
Fund the selective pursuit of potential investments	20%	63.1	–	–	63.1	by the end of 2024
Fund the investment in our in-house technology across all business lines	10%	31.6	6.4	6.4	25.2	by the end of 2024
Fund our overseas expansion	10%	31.6	14.2	14.2	17.4	by the end of 2024
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	9.7	9.7	21.9	by the end of 2024
Total	100%	315.6	118.5	118.5	197.1

Note : The sum of the data may not add up to the total due to rounding.

As of December 31, 2023, all the unused net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2023 is prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS will be included in the annual report of the Company.

Material Litigation

As of December 31, 2023, 44 investors’ legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claim amount over RMB140.0 million were still pending. As of the date of this announcement, the management of the Group has assessed, based on the Group’s PRC legal adviser’s advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment was related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”), a subsidiary of the Company. The First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”) in the judgment. For further details, please refer to the Company’s announcement dated December 12, 2022. The First-instance Ruling was under appeal throughout the Reporting Period.

In late March 2024, the Group received a judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Ruling. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Ruling prior to the issuance of the Appellate Judgment, the ruling in the Appellate Judgment is not expected to materially affect the Group’s overall financial position in comparison to its financial position prior to the issuance of the Appellate Judgment. Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded. The Company intends to apply for a retrial to the Supreme People’s Court of the PRC with respect to the ruling in the Appellate Judgment, and to vigorously defend against the civil claim from the Plaintiff.

Save as disclosure in this announcement, during the Reporting Period, we are not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings, that, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Events After the Reporting Period

Save as disclosed in this announcement, there were no significant events that might adversely affect the Group after December 31, 2023 and up to the date of this announcement.

Dividend

The Board has approved and adopted a dividend policy (the “Dividend Policy”) on August 10, 2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022 and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

The Directors recommended (i) final dividend of RMB509.0 million (approximately US$71.7 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the Reporting Period in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB509.0 million (approximately US$71.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) a final dividend of RMB1.55 (equivalent to approximately US$0.22, or approximately HK$1.71) per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) a non-recurring special dividend of RMB1.55 (equivalent to approximately US$0.22, or approximately HK$1.71) per share (tax inclusive); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment.

Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2024. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2024. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders and the announcement(s) to be made by the Company in due course.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Year Ended December 31,
		2022	2023	2023
	Note	RMB	RMB	US$
				Note 2(c)
Revenues:
Revenues from others
One-time commissions		617,636	1,072,838	151,106
Recurring service fees		768,980	707,580	99,661
Performance-based income		184,048	16,344	2,302
Other service fees		223,441	270,579	38,110
Total revenues from others		1,794,105	2,067,341	291,179
Revenues from funds Gopher manages
One-time commissions		63,809	16,365	2,305
Recurring service fees		1,145,435	1,112,850	156,742
Performance-based income		125,528	121,265	17,080
Total revenues from funds Gopher manages		1,334,772	1,250,480	176,127
Total revenues	3	3,128,877	3,317,821	467,306
Less: VAT related surcharges		(28,505)	(23,125)	(3,257)
Net revenues		3,100,372	3,294,696	464,049
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(497,147)	(655,460)	(92,320)
Other compensations		(944,735)	(801,293)	(112,860)
Total compensation and benefits		(1,441,882)	(1,456,753)	(205,180)
Selling expenses		(349,014)	(485,778)	(68,420)
General and administrative expenses		(235,319)	(275,727)	(38,835)
Reversal of credit losses		424	7,028	990
Other operating expenses, net		(115,653)	(112,506)	(15,846)
Government subsidies		129,521	126,955	17,881
Total operating cost and expenses		(2,011,923)	(2,196,781)	(309,410)
Income from operations		1,088,449	1,097,915	154,639

		Year Ended December 31,
		2022	2023	2023
	Note	RMB	RMB	US$
				Note 2(c)
Other income:
Interest income		61,416	161,926	22,807
Investment income (loss)		85,554	(61,486)	(8,660)
Contingent litigation expenses		(99,000)	–	–
Other income		13,130	10,892	1,534
Total other income		61,100	111,332	15,681
Income before taxes and income from equity in affiliates		1,149,549	1,209,247	170,320
Income tax expense	4	(267,108)	(262,360)	(36,953)
Income from equity in affiliates		89,148	54,128	7,624
Net income		971,589	1,001,015	140,991
Less: net loss attributable to non-controlling interests		(4,982)	(8,479)	(1,194)
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders		976,571	1,009,494	142,185
Net income per share[1]:
Basic	5	2.86	2.91	0.41
Diluted		2.86	2.91	0.41
Weighted average number of shares used in computation:
Basic		341,660,160	347,369,860	347,369,860
Diluted		341,980,710	347,422,580	347,422,580

Note 1 : Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in Thousands)

	Year Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net income	971,589	1,001,015	140,991
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	137,555	76,990	10,844
Comprehensive income	1,109,144	1,078,005	151,835
Less: comprehensive loss attributable to non-controlling interests	(4,895)	(8,651)	(1,218)
Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	1,114,039	1,086,656	153,053

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of December 31,
		2022	2023	2023
	Note	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents		4,403,915	5,192,127	731,296
Restricted cash		23,203	154,433	21,751
Short-term investments		315,979	379,456	53,445
Accounts receivable, net	6	498,106	503,978	70,984
Amounts due from related parties, net		443,424	393,891	55,478
Loans receivable, net		465,780	286,921	40,412
Other current assets		166,739	206,250	29,052
Total current assets		6,317,146	7,117,056	1,002,418
Long-term investments		774,095	810,484	114,154
Investments in affiliates		1,491,820	1,526,544	215,009
Property and equipment, net		2,486,317	2,482,199	349,610
Operating lease right-of-use assets, net		168,192	139,019	19,580
Deferred tax assets		436,441	431,494	60,775
Other non-current assets		124,124	178,582	25,152
Total Assets		11,798,135	12,685,378	1,786,698
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		668,953	564,096	79,451
Income tax payable		126,848	89,694	12,633
Deferred revenues		67,967	72,824	10,257
Other current liabilities		473,175	681,802	96,030
Contingent liabilities		568,018	482,802	68,001
Total current liabilities		1,904,961	1,891,218	266,372
Deferred tax liabilities		249,768	262,404	36,959
Operating lease liabilities, non-current		83,171	76,533	10,779
Other non-current liabilities		59,760	27,660	3,896
Total Liabilities		2,297,660	2,257,815	318,006

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Contingencies
Shareholders’ equity:
Ordinary shares[1] (US$0.00005 par value):
1,000,000,000 ordinary shares authorized, 319,455,750 shares issued and 313,019,320 shares outstanding as of December 31, 2022 and 1,000,000,000 ordinary shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023	105	110	15
Additional paid-in capital	3,803,183	3,798,662	535,030
Retained earnings	5,604,954	6,436,946	906,625
Accumulated other comprehensive (loss) gain	(2,546)	74,616	10,509
Total Noah Holdings Private Wealth and Asset Management Limited shareholders’ equity	9,405,696	10,310,334	1,452,179
Non-controlling interests	94,779	117,229	16,513
Total Shareholders’ Equity	9,500,475	10,427,563	1,468,692
Total Liabilities and Equity	11,798,135	12,685,378	1,786,698

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

The Company was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated VIEs (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

The resolution of Share Subdivision (as defined below) was duly passed by the Company’s shareholders as ordinary resolution by way of poll at the Extraordinary General Meeting held on October 26, 2023. Upon the effectiveness of the resolution, each of the issued and unissued ordinary shares of par value of US$0.0005 each was hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the Share Subdivision. (“Share Subdivision”)

As a result of the Share Subdivision, all share amounts and per share amounts disclosed in this annual results announcement have been restated to reflect the Share Subdivision on a retroactive basis in all periods presented.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.0999 on December 29, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenue

Revenues by source consist of the following:

	Years Ended December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
One-time commissions	681,445	1,089,203	153,411
Recurring service fees	1,914,415	1,820,430	256,403
Performance-based income	309,576	137,609	19,382
Other service fees	223,441	270,579	38,110
Lending services	35,898	19,316	2,720
Other services	187,543	251,263	35,390
Total revenues	3,128,877	3,317,821	467,306

Revenues by timing of recognition is analyzed as follows:

	Years Ended December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Revenue recognized at a point in time	1,130,364	1,408,389	198,368
Revenue recognized over time	1,998,513	1,909,432	268,938
Total revenues	3,128,877	3,317,821	467,306

Revenues by geographical location:

	Years Ended December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Mainland China	2,300,520	1,884,393	265,411
Hong Kong	591,936	1,114,679	156,999
Others	236,421	318,749	44,896
Total revenues	3,128,877	3,317,821	467,306

4.	Taxation

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate expired in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

Income before income taxes consists of:

	Years Ended December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Mainland China	588,048	283,045	39,866
Hong Kong	389,517	743,619	104,737
Cayman Islands	39,463	6,537	921
Others	132,521	176,046	24,796
Total	1,149,549	1,209,247	170,320

The income tax expense comprises:

	Years Ended December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Current Tax	354,108	248,353	34,980
Deferred Tax	(87,000)	14,007	1,973
Total	267,108	262,360	36,953

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to ordinary shareholders:

	Year Ended December 31, (Amount in Thousands, Except Share and Per Share Data)
	2022	2023
	Class A and Class B
Net income attributable to ordinary shareholders	976,571	1,009,494
Weighted average number of ordinary shares outstanding – basic	341,660,160	347,369,860
Plus: effect of dilutive stock options	253,540	–
Plus: effect of dilutive non-vested restricted share awards	67,010	52,720
Weighted average number of ordinary shares outstanding – diluted	341,980,710	347,422,580
Basic net income per share	2.86	2.91
Diluted net income per share	2.86	2.91

In January 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,
	2022	2023
Share options	9,340,880	7,359,150
Non-vested restricted share awards under share incentive plan	1,143,070	1,738,010
Total	10,483,950	9,097,160

6.	Accounts Receivables, net

Accounts receivable consisted of the following:

	As of December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable, gross	501,753	510,840	71,950
Allowance for credit losses	(3,647)	(6,862)	(966)
Accounts receivable, net	498,106	503,978	70,984

An aging analysis of accounts receivable, based on invoice date is as follows:

	As of December 31, (Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Within 1 year	470,404	479,216	67,496
1-2 years	11,194	6,657	938
2-3 years	8,662	7,102	1,000
3-4 years	5,127	8,618	1,214
Over 4 years	6,366	9,247	1,302
Accounts receivable, gross	501,753	510,840	71,950

7.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	617,636	–	–	617,636
Recurring service fees	768,980	–	–	768,980
Performance-based income	184,048	–	–	184,048
Other service fees	144,101	–	79,340	223,441
Total revenues from others	1,714,765	–	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	–	63,809
Recurring service fees	463,314	682,121	–	1,145,435
Performance-based income	18,407	107,121	–	125,528
Total revenues from funds Gopher manages	495,674	839,098	–	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(460,237)	(36,910)	–	(497,147)
Performance-based compensation	(872)	(6,167)	–	(7,039)
Other compensations	(618,525)	(278,934)	(40,237)	(937,696)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government subsidies	89,223	39,120	1,178	129,521
Total operating cost and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,072,838	–	–	1,072,838
Recurring service fees	707,580	–	–	707,580
Performance-based income	16,344	–	–	16,344
Other service fees	221,917	–	48,662	270,579
Total revenues from others	2,018,679	–	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	–	16,365
Recurring service fees	398,226	714,624	–	1,112,850
Performance-based income	69,977	51,288	–	121,265
Total revenues from funds Gopher manages	481,935	768,545	–	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,082)	(24,378)	–	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
(Provision for) reversal of credit losses	(910)	(921)	8,859	7,028
Other operating expenses	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955
Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	–	591,936
Others	153,137	83,284	–	236,421
Total revenues	2,210,439	839,098	79,340	3,128,877

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,366,538	469,193	48,662	1,884,393
Hong Kong	921,091	193,588	–	1,114,679
Others	212,985	105,764	–	318,749
Total revenues	2,500,614	768,545	48,662	3,317,821

Substantially all of the Group’s revenues are derived from, and its assets are located in Mainland China and Hong Kong.

8.	Dividends

2022 final dividends of RMB0.55 per share (per share amount were retroactively adjusted due to the Share Subdivision) with the total amount of RMB177.5 million for ordinary shares of the Company was declared, paid, and recognized as distribution during the year ended December 31, 2023.

The Board of the Company recommended (i) a final dividend of RMB509.0 million (US$71.7 million) in respect of the year ended December 31, 2023, and (ii) a non-recurring special dividend of RMB509.0 million (US$71.7 million), with an aggregate amount of the final dividend and special dividend of approximately RMB1,018.0 million (US$143.4 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 12, 2024.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) the final dividend will amount to RMB1.55 per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) the non-recurring special dividend will amount to RMB1.55 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

DEFINITIONS, ACRONYMS AND GLOSSARY OF TECHNICAL TERMS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted by the Company on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (one ADS representing five Shares)

“Audit Committee”	the audit committee of the Company

“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance- based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“Board”	the board of Directors

“CEO”	chief executive officer of the Company

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Consolidated Affiliated Entities” or “VIE(s)”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and its subsidiaries, all of which are controlled by the Company through contractual arrangements via agreements underlying the variable interest entity structure

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of the Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“HNW clients” or “HNW investors”	clients/investors with investable financial assets of no less than RMB6 million

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules

“NYSE”	New York Stock Exchange

“Prospectus”	the Company’s prospectus published on December 31, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Reporting Period”	the year ended December 31, 2023

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Gopher”	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管 理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries

“Share(s)”	ordinary share(s) of par value of US$0.0005 each in the share capital of the Company prior to the Share Subdivision becoming effective and ordinary share(s) of par value of US$0.00005 each in the share capital of the Company upon the effectiveness of the Share Subdivision

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Subdivision”	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“transaction value”	the aggregate value of the investment products we distribute during a given period

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. dollars”, “USD” or “US$”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States of America

“%”	per cent

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The annual report for the year ended December 31, 2023 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched to the Shareholders and made available for review on the same websites in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, March 27, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.